Filed by Silver Spike Investment Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Chicago Atlantic Loan Portfolio, LLC

First Quarter 2024 Earnings Presentation May 10, 2024

2 SILVER SPIKE INVESTMENT CORP. ©2024 All Rights Reserved DISCLAIMERS AND FORWARD - LOOKING STATEMENTS The information contained in this presentation should be viewed in conjunction with the earnings conference call of Silver Spike Investment Corp . (“SSIC” or the “Company”) (NASDAQ : SSIC) held on May 10 , 2024 and the Company’s Quarterly Report on Form 10 - Q for the quarter ended March 31 , 2024 . The information contained herein may not be used, reproduced or distributed to others, in whole or in part, for any other purpose without the prior written consent of the Company . Nothing in these materials should be construed as a recommendation to invest in any securities that may be issued by SSIC or as legal, accounting or tax advice . An investment in securities of the type described herein presents certain risks . Nothing contained herein shall be relied upon as a promise or representation whether as to the past or future performance . Information regarding performance by our management team and their affiliates is presented for informational purposes only . You should not rely on the historical record of our management team and their affiliates as indicative of the future performance of an investment in the Company or the returns the Company will, or is likely to, generate going forward . Certain information contained herein has been derived from sources prepared by third parties . While such information is believed to be reliable for the purposes used herein, we make no representation or warranty with respect to the accuracy of such information . This presentation contains references to trademarks and service marks belonging to other entities . Solely for convenience, trademarks and trade names referred to in this presentation may appear without the ® or Ť symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names . We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies . The information contained in this presentation is summary information that is intended to be considered in the context of other public announcements that we may make, by press release or otherwise, from time to time . We undertake no duty or obligation to publicly update or revise the information contained in this presentation, except as required by law . These materials contain information about SSIC, certain of its personnel and affiliates and its historical performance . You should not view information related to the past performance of SSIC as indicative of SSIC’s future results, the achievement of which cannot be assured . Past performance does not guarantee future results, which may vary. The value of investments and the income derived from inve stm ents will fluctuate and can go down as well as up. A loss of principal may occur. Forward - Looking Statements Some of the statements in this communication constitute forward - looking statements because they relate to future events, future performance or financial condition of the Company or the Loan Portfolio Acquisition (as defined below) . The forward - looking statements may include statements as to : future operating results of the Company and distribution projections ; business prospects of the Company and the prospects of its portfolio companies ; and the impact of the investments that the Company expects to make . In addition, words such as “may,” “might,” “will,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “anticipate,” “predict,” “potential,” “plan” or similar words indicate forward - looking statements, although not all forward - looking statements include these words . The forward - looking statements contained in this communication involve risks and uncertainties . Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Loan Portfolio Acquisition closing ; (ii) the ability to realize the anticipated benefits of the Loan Portfolio Acquisition ; (iii) the percentage of Company stockholders voting in favor of the proposals submitted for their approval ; (iv) the possibility that competing offers or acquisition proposals will be made ; (v) the possibility that any or all of the various conditions to the consummation of the Loan Portfolio Acquisition may not be satisfied or waived ; (vi) risks related to diverting management’s attention from ongoing business operations ; (vii) the risk that stockholder litigation in connection with the Loan Portfolio Acquisition may result in significant costs of defense and liability ; (viii) changes in the economy, financial markets and political environment, including the impacts of inflation and rising interest rates ; (ix) risks associated with possible disruption in the operations of the Company or the economy generally due to terrorism, war or other geopolitical conflict (including the current conflict between Russia and Ukraine), natural disasters or global health pandemics, such as the COVID - 19 pandemic ; (x) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities) ; (xi) changes in political, economic or industry conditions, the interest rate environment or conditions affecting the financial and capital markets that could result in changes to the value of the Company’s assets ; (xii) elevating levels of inflation, and its impact on the Company, on its portfolio companies and on the industries in which it invests ; (xiii) the Company’s plans, expectations, objectives and intentions, as a result of the Loan Portfolio Acquisition ; (xiv) the future operating results and net investment income projections of the Company ; (xv) the ability of the Adviser to locate suitable investments for the Company and to monitor and administer its investments ; (xvi) the ability of the Adviser or its affiliates to attract and retain highly talented professionals ; (xvii) the business prospects of the Company and the prospects of its portfolio companies ; (xviii) the impact of the investments that the Company expects to make ; (xix) the expected financings and investments and additional leverage that the Company may seek to incur in the future ; (xx) conditions in the Company’s operating areas, particularly with respect to business development companies or regulated investment companies ; (xxi) the ability of Chicago Atlantic Loan Portfolio, LLC (“CALP”) to obtain the necessary consents for, or otherwise identify and obtain additional loans for including in the CALP Loan Portfolio (as defined below) ; (xxii) the regulatory requirements applicable to the transaction and any changes to the transaction necessary to comply with such requirements ; (xxiii) the satisfaction or waiver of the conditions to the consummation of the transaction, and the possibility in that in connection that the closing will not occur or that it will be significantly delayed ; (xxiv) the realization generally of the anticipated benefits of the Loan Portfolio Acquisition and the possibility that the Company will not realize those benefits, in part or at all ; (xxv) the performance of the loans included in the CALP Loan Portfolio, and the possibility of defects or deficiencies in such loans notwithstanding the diligence performed by the Company and its advisors ; (xxvi) the ability of the Company to realize cost savings and other management efficiencies in connection with the transaction as anticipated ; (xxvii) the reaction of the trading markets to the transaction and the possibility that a more liquid market or more extensive analyst coverage will not develop for the Company as anticipated ; (xxviii) the reaction of the financial markets to the transaction and the possibility that the Company will not be able to raise capital as anticipated ; (xxix) the diversion of management’s attention from the Company’s ongoing business operations ; (xxx) the risk of stockholder litigation in connection with the transaction ; (xxxi) the strategic, business, economic, financial, political and governmental risks and other risk factors affecting the business of the Company and the companies in which it is invested as described in the Company’s public filings with the SEC ; and (xxxii) other considerations that may be disclosed from time to time in the Company’s publicly disseminated documents and filings . The Company has based the forward - looking statements included in this communication on information available to it on the date of this communication, and it assumes no obligation to update any such forward - looking statements . Although the Company undertakes no obligation to revise or update any forward - looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that the Company may make directly to you or through reports that the Company in the future may file with the SEC, including the Joint Proxy Statement/Prospectus (as defined below), annual reports on Form 10 - K, quarterly reports on Form 10 - Q and current reports on Form 8 - K . Additional Information and Where to Find It This communication relates to a proposed business combination involving the Company and CALP, along with the related proposals for which stockholder approval will be sought . In connection with the proposals, the Company has filed relevant materials with the SEC, including a registration statement on Form N - 14 , which includes a proxy statement and a prospectus of the Company (the “Joint Proxy Statement/Prospectus”) . This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended . STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE LOAN PORTFOLIO ACQUISITION AND THE PROPOSALS . Investors and security holders are able to obtain the documents filed with the SEC free of charge at the SEC’s website, www . sec . gov, or from the Company’s website at ssic . silverspikecap . com . Participants in the Solicitation The Company and its directors, executive officers and certain other members of management and employees of the Adviser and its affiliates may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the Loan Portfolio Acquisition . Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Company stockholders in connection with the Loan Portfolio Acquisition is contained in the Joint Proxy Statement/Prospectus and other relevant materials filed with the SEC . This document may be obtained free of charge from the sources indicated above . No Offer or Solicitation This communication is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in the Company or in any fund or other investment vehicle managed by the Adviser or any of its affiliates .

Financial Highlights for Quarter Ended 3/31/24

	Quarter Ended 3/31/24	Quarter Ended 3/31/23
Gross Investment Income	$2.8 million	$2.5 million
Expenses Excluding Loan Portfolio Acquisition Expenses	$0.8 million	$1.1 million
Investment Income Excluding Loan Portfolio Acquisition Expenses	$2.0 million	$1.4 million
Loan Portfolio Acquisition Expenses	$2.1 million	-
Net Investment Income	$(0.1) million	$1.4 million
Net Assets at End of Period	$84.5 million	$88.8 million
Per Share Data:		
Investment Income Excluding Loan Portfolio Acquisition Expenses	$0.33	$0.22
Net Investment Income	$(0.01)	$0.22
Net Asset Value at End of Period	$13.60	$14.29

Dividend Announcement:

- The Company's Board of Directors declared a cash dividend of $0.25 per share. The dividend is payable on June 28, 2024 to stockholders of record on June 20, 2024.

SILVER SPIKE INVESTMENT CORP.
©2024 All Rights Reserved
3

4 SILVER SPIKE CAPITAL ©2024 All Rights Reserved Silver Spike Capital, LLC Overview  Silver Spike Investment Corp. (NASDAQ: SSIC) is externally managed by Silver Spike Capital, LLC (“SSC”)  SSC is an SEC - registered investment adviser that works with its clients to originate, underwrite, and deploy first - lien, senior - secured fixed and floating rate debt to the cannabis industry’s most established operators  Seasoned investment team with decades of experience across various market cycles and complex legal and regulatory frameworks in credit, special situations, equities, distressed, and emerging market debt  Investors and operators in the cannabis industry since 2014, including the co - founder of a well - known California operator with cannabis and CBD products  Multi - product focus, extensive industry network, and permanent capital position Silver Spike at the cannabis industry’s epicenter as the preferred capital solution provider across the life - cycle of a company $600m+ Public and Private Capital Raised ~31yrs Average Partner’s Experience 1 st Cannabis Focused BDC $11.4bn+ All Transactions Reviewed 1 430+ Number of Debt Deals Reviewed 1 $240m Led or co - led in senior - secured credit facilities 1 All transactions reviewed by SSC from July 2020 to March 31, 2024.

5 SILVER SPIKE INVESTMENT CORP. ©2024 All Rights Reserved Experienced Management Team  36 - year investment career in global special situations, distressed, and emerging markets  Holds board positions at Papa & Barkley and WM Holding Company, LLC (“Weedmaps”)  Early entrepreneur and investor in cannabis operating businesses, including a California - based and industry - leading cannabis/CBD health & wellness brand  Leadership roles at JP Morgan, ING Barings, Bank of America Distressed (International), Caxton, Marathon and Taconic Founding Partner, CEO & CIO Scott Gordon  36 - year career in asset management, corporate banking, and sales & trading  Former President of Pantera Capital  18 years of leadership roles at Deutsche Bank Global Markets, DB’s asset & wealth management division and Chase Manhattan Bank  Former Head of Emerging Market Sales at ING Barings Partner, Head of Capital Formation Bill Healy  22 - year career in traditional and alternative investment portfolios, and investment banking across the global capital markets  Formerly Managing Partner at Madison Capital Advisors, a middle - market asset - backed lender in the cannabis, life sciences and tech sectors  Served as an investment banker at Barclays in London, and six years as a senior research analyst at Forest Investment Management, a global multi - strategy hedge fund Partner, Co - Head of Credit Dino Colonna, CFA Partner, Co - Head of Credit, CFO Umesh Mahajan  29 - year career in credit, special situations and distressed investing  Former Managing Director at Ascribe Capital, an opportunistic credit investing fund  Former Managing Director at Bank of America Merrill Lynch in principal investing and special situations  Former member of J.P. Morgan’s investment banking team in Asia

6 SILVER SPIKE INVESTMENT CORP. ©2024 All Rights Reserved Competitive Advantages M ANAGEMENT T EAM  First mover in the cannabis BDC landscape — currently the only public BDC focused on direct - lending to the cannabis sector  BDCs are direct lending vehicles that are more flexible than REITS:  Deep background, experience, and skills across credit and special situations, in both developed and emerging markets across dozens of jurisdictions  Our four partners have an average of nearly 31 years of experience in credit and capital markets  Successful track record scaling credit, trading and asset management businesses  Cannabis operating and investing expertise BDC S TRUCTURE VS REIT » SSIC can lend against cash flows as well as multiple types of collateral, including real estate, equipment, cash and receivables, and the equity of subsidiaries which often own cannabis licenses » REITs must have 75% of their assets invested in real estate or mortgages, narrowing the investable universe » We believe cash - flow lending is a much larger addressable market in the cannabis industry

7 SILVER SPIKE INVESTMENT CORP. ©2024 All Rights Reserved 1. Equio® data as of March 4, 2024. https://newfrontierdata.com/equio - features/ 2. TD Cowen “Ahead of the Curve Series: Cannabis Beats Booze” December 15, 2023 3. Morningstar LSTA US Leveraged Loan Index, Yield to Maturity as of 3/31/24. 4. ICE BoA US High Yield Index Effective Yield as of 3/31/24. 5. Low and high yield range is the lowest and highest annualized gross yield of each investment (excluding cash) in SSIC’s portfolio as of 3/31/24, or, for any investments made subsequent to 3/31/24, the investment date of such inve stm ent. Why Now? Market Opportunity Cannabis is an emerging market secular growth story with an attractive lending opportunity . The U . S . industry is sizeable, growing rapidly, and estimated to reach ~ $ 68 bn by 2030 F, representing a ~ 11 . 5 % CAGR from 2023 . 1 Compelling opportunities for lenders to profit from the favorable supply and demand imbalance for debt capital , as the debt servicing capacity of cannabis companies far outstrips the available supply of institutional debt capital . We believe this opportunity will persist for many years, regardless of any near - term federal regulatory action . Within the $ 1 . 3 trillion private credit market today, direct lending in cannabis will remain outside the purview of most banks and traditional alternative asset managers . Near - term regulatory action (e . g . , SAFE Banking and rescheduling) will be a step in the right direction, but likely will not meaningfully change the complex industry dynamics . Lenders can demand various structural protections and have significant pricing power, driving attractive risk - adjusted returns . Complex regulatory, operational, and legal frameworks that vary state to state create high barriers of entry to traditional capital providers . U.S. Legal Cannabis Retail Sales ($BN) 1 Legal Cannabis Sales as a % of Alcohol Sales 2 $32 $35 $68 2023 2024E 2030E 9.4% 7.4% US Leveraged Loan Yield Index US High Yield Index Current SSIC Loan Yields 13.1 - 20.2% Cannabis Lending Offers a Significant Premium to Traditional Leveraged Finance 3,4,5 3.6% 11.2% 13.6% 2018A 2023E 2027E / Cannabis is growing as a percentage of alcohol sales. If current 10+ year trends hold, it’s expected that legal cannabis sales growth will continue to outperform alcohol sales growth in legal cannabis states. High Low

8 SILVER SPIKE INVESTMENT CORP. ©2024 All Rights Reserved CREDIT MONITORING & PORTFOLIO MANAGEMENT BRING - DOWN DILIGENCE AND CLOSING FINAL INVESTMENT COMMITTEE MEETING CONDUCT DETAILED DUE DILIGENCE EXECUTE INDICATIVE TERM SHEET INITIAL INVESTMENT COMMITTEE MEETING INITIAL CREDIT REVIEW LOAN SOURCING AND ORIGINATION  Monthly financial reviews  Quarterly valuation process with independent third party  Ongoing market sector and macro review  Adjust portfolio goals based on changing regulatory environment  Final due diligence check  Closing and disbursement  Prepare final investment committee memo  Prepare advanced draft of loan docs  Review investment with the Investment Committee and vote (unanimous consent required)  Conduct onsite management meeting.  Review: - Accounting - Legal - Tax - Background checks - Consulting SOP review - Insurance - Appraisals  Sign exclusive term sheet  Collect deposit for legal and due diligence fees  Evaluate investment opportunity  Identify any gating conditions for investment  Conduct management meetings  Create preliminary credit overview and draft term sheet  Credit team screens companies and management teams  Maintain proprietary database of opportunities SSIC’s Investment and Underwriting Process I II III IV V VI VII VIII

9 SILVER SPIKE INVESTMENT CORP. ©2024 All Rights Reserved Highlights of Silver Spike’s Sourcing & Origination Funnel Our preference is to directly originate deals via our networks. Direct deal sourcing is enhanced by cannabis operating experience and visibility from Silver Spike management’s publicly - traded cannabis company experience Management has experience founding and operating in the cannabis industry since 2014 Sourcing / origination team screens based on business metrics, management team, state and local dynamics, collateral type, funding requirements, and potential deal structure S ILVER S PIKE HAS A SIGNIFICANT PIPELINE OF POTENTIAL DEBT INVESTMENTS Pipeline of Investment Opportunities Deals Reviewed 1 Active Debt Pipeline 1 $8.5bn + Across 432 Debt Transactions Sourced $425 mm + Active Debt Pipeline Across 14 Transactions Management’s experience and deep cannabis industry relationships create differentiated sourcing and ability to execute transactions Sourcing and Origination 1 All transactions reviewed by SSC from July 2020 to March 31, 2024. Active debt pipeline includes potential syndications.

10 SILVER SPIKE INVESTMENT CORP. ©2024 All Rights Reserved Portfolio Composition & Diversity Number of States by Company (As of March 31, 2024) 47% 53% Brand Focus Multi-State Focus Company Strategy 1 8% 92% Non-Vertically Integrated Vertically Integrated Supply Chain Focus 1,2 0 2 4 6 8 10 12 14 16 18 20 Company A Company B Company C Company D Company E 1. Weighted by each company’s Investment Value in SSIC’s portfolio. 2. Vertically integrated companies typically engage in cultivation, manufacturing, and retail operations across most states of o per ations.

SSIC Portfolio Summary

Total Investment Value:	% of Net Assets Invested:	Weighted Average Yield To Maturity of Loans (Gross):
$54.85mm	64.90%	18.01%[1]

Portfolio Company	Investment Date	Maturity Date	Interest Rate	Investment Value[2]	% of Net Assets Invested[3]
Company A	5/26/2022	5/26/2026	Prime Rate + 8.50% Cash, 1.00% PIK	$21.22mm	25.11%
Company B	6/30/2022	6/30/2025	12.00%	$4.02mm	4.75%
Company C	10/11/2022	12/15/2026	8.00%	$4.21mm	4.98%
Company D	10/27/2022	10/30/2026	Prime Rate + 6.50%	$21.08mm	24.95%
Company E	5/3/2023	5/3/2026	Prime Rate + 8.75%	$4.32mm	5.11%

Note: For additional details on the portfolio as of March 31, 2024, please refer to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024.

1. Estimated Yield to Maturity ("YTM") includes a variety of fees and features that affect the total yield, which may include, but are not limited to, original issue discount ("OID"), exit fees, prepayment fees, unused fees, and contingent features. The estimated YTM calculations require management to make estimates and assumptions, including, but not limited to, the timing and amounts of loan draws on delayed draw loans, the timing and collectability of exit fees, the probability and timing of prepayments, and the probability of contingent features occurring. We have not assumed any prepayment penalties or early payoffs in our YTM calculations. Estimated YTM is based on current management estimates and assumptions, which may change. Actual results could differ from those estimates and assumptions. For floating rate loans, future Prime Rates are assumed to be equal to the Prime Rate applicable to the current interest payment period. Weighted average YTM of loans is gross of expenses, excludes cash holdings, and is calculated using the investment values shown. The weighted average YTM of loans would be lower if the calculation reflected expenses and cash holdings.
2. For loans made at or prior to 3/31/24, investment value is the fair market value of such loans. For any loans made subsequent to 3/31/24, investment value is the purchase price, plus actual accrued interest (if any at purchase), of such loans.
3. Percentage of net assets is calculated using the investment values shown, divided by the total net assets as of 3/31/24. Total net assets as of 3/31/24 were $84.52mm.

SILVER SPIKE INVESTMENT CORP.
©2024 All Rights Reserved
11

12 SILVER SPIKE INVESTMENT CORP. ©2024 All Rights Reserved Proposed Loan Portfolio Acquisition . 1. Net of estimated expenses related to the Loan Portfolio Acquisition. 2. Estimated Yield to Maturity (“YTM”) includes a variety of fees and features that affect the total yield, which may include, b ut are not limited to, original issue discount (“OID”), exit fees, prepayment fees, unused fees, and contingent features. The es tim ated YTM calculations require management to make estimates and assumptions, including, but not limited to, the timing and amounts of loan draws on delayed draw loans, the timing and collectability of exit fees, the probability and timing of prepayments, and the probability of contingent features occurring. We have not assumed any prepayment penalties or early payoffs in our YTM ca lcu lations. Estimated YTM is based on current management estimates and assumptions, which may change. Actual results could differ from those estimates and assumptions. For floating rate loans, future Prime Rates are assumed to be equal to the Pr ime Rate applicable to the current interest payment period. Weighted average YTM of loans is gross of expenses, excludes cash holdings, and is calculated. using the values of the SSIC investments as of 12/31/23 and the values of the CALP Loan Por tfo lio investments as of 1/1/24. The weighted average YTM of loans would be lower if the calculation reflected expenses and cash holdings.  SSIC announced on February 20, 2024, that it entered into a definitive agreement to purchase from Chicago Atlantic Loan Portfolio, LLC (“CALP”) a portfolio of loans (the “CALP Loan Portfolio”) in exchange for newly issued shares of SSIC’s common stock (the “Loan Portfolio Acquisition”).  This acquisition is expected to provide various benefits to SSIC and its stockholders, including increased scale and liquidity, enhanced portfolio diversification, improved access to debt and equity capital markets, and accretion to net investment income.  Pro forma information following the closing of the Loan Portfolio Acquisition, based on SSIC data as of December 31, 2023 and CALP Loan Portfolio data as of January 1, 2024: » Pro forma net assets of approximately $ 212mm, 1 including approximately $ 184mm of portfolio investments across 27 portfolio companies and approximately $ 28mm of cash. » Approximately 19.03% pro forma combined gross weighted - average YTM of loans. 2  SSIC’s present officers will continue to be a part of SSIC’s management team following the Loan Portfolio Acquisition.  On April 15, 2024, SSIC filed a registration statement on Form N - 14 in connection with the Loan Portfolio Acquisition with the SEC.  Anticipated closing in mid - 2024, subject to satisfaction of customary closing conditions.

CONTACT: B ILL H EALY – P ARTNER BILL @ SILVERSPIKECAP . COM SSIC . SILVERSPIKECAP . COM